Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

DHX Media Ltd. (the “Company” or “DHX Media”)
1478 Queen Street
Halifax, Nova Scotia
B3J 2H7

Item 2	Date of Material Change

May 13, 2018

Item 3	News Release

A news release was disseminated across Canada through Canada Newswire on May 13 2018 and filed on SEDAR.

Item 4	Summary of Material Change

On May 13, 2018 DHX Media announced that it had entered into a definitive agreement whereby Sony Music Entertainment (Japan) Inc. will indirectly purchase 49% of DHX Media’s 80% interest in Peanuts for C$237 million (US$185 million) in cash, subject to customary working capital adjustments.

Item 5	Full Description of Material Change

On May 13, 2018 DHX Media announced that it had entered into a definitive agreement whereby Sony Music Entertainment (Japan) Inc. (“SMEJ”) will indirectly purchase 49% of DHX Media’s 80% interest in Peanuts for C$237 million (US$185 million)1 in cash, subject to customary working capital adjustments. Pro forma for the transaction, DHX Media will own 41% of Peanuts, SMEJ will own 39%, and the members of the family of Charles M. Schulz will continue to own 20%.

DHX Media and SMEJ have also agreed to extend the duration of the current Licensing and Syndication Agency agreement with SMEJ’s consumer products division, Sony Creative Products Inc. (“SCP”) in Japan. A leading intellectual property management company in Japan, SCP has represented Peanuts since 2010.

DHX Media intends to use the net proceeds from the transaction after the payment of transaction costs to reduce its indebtedness under its term credit facility.

DHX Media and SMEJ aim to complete the transaction on or about June 30, 2018. The completion of the transaction is subject to customary closing conditions, required regulatory approvals, applicable third party consents and the execution of certain ancillary agreements.

1 USD to CAD exchange rate of 1.28.

Disclaimer

This report contains “forward-looking statements” under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the business strategies and operational activities of DHX Media and its subsidiaries, the completion of the prospective transactions and expected benefits flowing therefrom. Although DHX Media believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the DHX Media. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk related to regulatory approvals and satisfaction of other conditions to closing the transactions, including applicable third party consents and the mutual agreement to the ancillary commercial agreements together with the operating agreement for the limited liability company through which DHX Media and SMEJ will hold their 80% interest in Peanuts ancillary commercial agreements, the ability of the parties to execute on the transactions, DHX Media’s ability to effectively operate the business following closing, market factors, contract interpretation, application of accounting policies and principles and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in DHX Media’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of DHX Media’s annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and DHX Media assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact David A. Regan - EVP, Strategy and Corporate Development, at (902) 423-0260.

Item 9	Date of Report

May 23, 2018